

June 21, 2006

Dan L. Batrack
Chief Executive Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

Re: Tetra Tech, Inc.
          File No. 0-19655

Dear Mr. Batrack:

We have reviewed your April 2, 2006 Form 10-Q and your response to our April 11, 2006 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your responses to comments 1, 2 and 3 in our letter dated April 11, 2006. Based on the existing disclosure, it does not appear that readers can reasonably be expected to understand the basis for a conclusion that the recoverability of the goodwill asset was not a material uncertainty when the 10/3/04 Form 10-K and 1/2/05 10-Q reports were filed. We also note your statement that "The Company acknowledges that the infrastructure operating results reported in its filings prior to the April 3, 2005 Form 10-Q filing showed no obvious signs of the operating difficulties that led to the goodwill impairment. Management was aware of the declining profitability in the infrastructure segment and was addressing the underlying causes in order to reverse the trend." Given that the goodwill impairment charge wiped out 25% of the company's equity balance, substantive and informative disclosures that fully explain the charge are required in an amendment to the Form 10-K. As previously requested, please disclose all material factors that led to the impairment charge. Please provide disclosure that provides readers a complete understanding of management's apparent contention that the impairment charge is the result of discrete events that occurred during the second quarter of fiscal year 2005. Please provide disclosure that enables readers to understand how the occurrences in the second quarter of fiscal year 2005 resulted in a significant impairment charge whereas your prior disclosures clearly indicated that the operational issues were temporary. Based on the existing disclosures, there remains a concern that readers cannot fully understand how factors characterized as temporary can lead to an impairment charge given that recoverability is based on long-term financial projections. In explaining the charge to readers, please provide the following:

    * A detailed discussion as to the operating results of the Infrastructure reportable segment for the five quarters prior to the goodwill impairment charge as compared the second quarter of fiscal year 2005. Such disclosure should include a discussion of Infrastructure's operating cash flows; revenues; revenues, net of subcontractor costs; gross profit and segment income from operations. The disclosure should also support management's position that there was no indication of a goodwill impairment charge or other asset write-off until subsequent to the filing of your first quarter of fiscal year 2005 Form 10-Q. Finally, please include management's thoughts on Infrastructure's future operating results subsequent to the impairment charge.
    * A detailed discussion that explains to investors why your periodic filing disclosures indicated Infrastructure's operational issues were temporary and then a goodwill impairment charge was recognized suggesting that the operating issues are long-term in nature. Disclose what occurred in the second quarter of fiscal year 2005 to change management's opinion that the operational issues were no longer temporary but rather long-term in nature. Refer to the discussion above regarding your disclosures in your periodic filings prior to the goodwill impairment charge.

- An explanation as to how the underperformance of Infrastructure in the second quarter of fiscal year 2005 contributed to the impairment given the seven year time horizon and restructuring efforts referenced in your disclosure.
- A detailed discussion regarding your termination of your civil construction projects that are in your Infrastructure reportable segment. Specifically, discuss the operating results for each period presented for your civil construction projects, including revenues and gross profit; the impact termination of these projects had on your estimated future cash flows; and the amount of goodwill associated with the business unit(s) that conduct the civil construction projects before and after the goodwill impairment. If you include disclosure that the impact of terminating your civil construction projects on your future cash flows is material, then include disclosure that explains how in light of your response and periodic filing disclosure that these projects are in loss positions. Typically, projects in loss positions do not add to future cash flows, but rather reduce future cash flows.
- A detailed discussion of all the factors that led to the impairment charge, how those factors contributed to the goodwill impairment and when those factors were first identified. Examples noted from your response letter included, but are not limited to:
  o Intense competition for a smaller pool of projects and/or unanticipated competition;
  o Workforce and facility overcapacity;
  o Tetra Tech's president and board of directors resignation during the first quarter of fiscal year 2005;
  o Resignation of the Senior Vice President, Infrastructure and the business leader of the most under-performing infrastructure unit during the second quarter of fiscal year 2005;
  o Lack of backlog replenishment (state the amount of backlog for each of the periods presented);
  o Cost overruns on a number of fixed price contracts;
- A detailed discussion of the changes in assumptions for each of the methods used to estimate the fair value of the Infrastructure reportable segment. Disclose whether there is an assumption that Infrastructure will generate losses in future periods. Finally, given the requirement in Item 303 of Regulation S-K to disclose material uncertainties, instances where there is not a significant difference between the estimated fair value and the carrying value should be disclosed.
- A detailed discussion to link your recognition of a goodwill impairment charge in the second quarter of fiscal year 2005 and your disclosure that you expect to show profit margin improvement in the second half of fiscal year 2005 in your second quarter of fiscal year 2005 Form 10-Q.

3. In response to comment 3 in our letter dated April 11, 2006, you provided us with your goodwill impairment tests as of July 1, 2004, April 3, 2005 and July 1, 2005. Such reports are presented at a reportable segment level. Please provide us with the supporting schedules for each of the three methods used to estimate the fair value of your Infrastructure Reportable segment. Presumably, for example, you prepared your cash flow projections for the next seven years at the business unit level and summed those estimates to arrive at a consolidated reportable segment cash flow projection.

4. We note your response to comment 5 in our letter dated April 11, 2006. Specifically, we note that you believe your individual businesses are your reporting units, which you have aggregated for purposes of your goodwill impairment testing. Please provide us with your analysis that demonstrates all of your reporting units that have been aggregated for purposes of goodwill impairment testing have similar economic characteristics. Specifically, provide us with revenues; revenues, net of subcontractor costs; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information you believe would be useful, for each of your reporting units aggregated into one or more reporting units for goodwill impairment testing for each of the three years ended October 2, 2005 and your six months ended April 2, 2006 and April 3, 2005. Address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another). Refer to paragraph 30 of SFAS 142 and EITF Topic D-101 for guidance.

5. Within your response to comment 5, you state, "the CODM regularly uses the reports included in the Company's quarterly board of directors, management and investor packages." We noted from such reports that financial information is provided on a disaggregated basis. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.), as previously requested. Otherwise, confirm to us that the quarterly presentation provided to us is the only report the CODM reviews and that we received all of the pages of such presentation. Tell us how you determined that your reportable segments are also your operating segments based on the guidance in paragraph 10 of SFAS 131. If you determine that you are aggregating operating segments for purposes of your reportable segments, please provide us with your detailed analysis of paragraph 17 of SFAS 131. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended October 2, 2005 and your six months ended April 2, 2006 and April 3, 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

6. In comment 6 in our letter dated April 11, 2006, we requested you disclose in your amended Form 10-K for the fiscal year ended October 2, 2005 whether the expected cost savings were actually realized and whether there have been material changes to the plan, given that your restructuring activities began in the third quarter of fiscal year 2004. In addition, we also requested you to disclose the total dollar amount of restructuring costs. It does not appear that your response addresses this request. Furthermore, with regards to our request to disclose the extent to which the restructuring activities are expected to result in revenue declines and/or cost savings, please either disclose this amount or state why you are unable to provide such information.

7. We note your response to comment 7 in our letter dated April 11, 2006. In your fiscal year 2005 amended Form 10-K, please include disclosure within MD&A that addresses the circumstances that resulted in the recognition of the $18.4 million increase in bad debt expense for fiscal year 2005, as the charge represented 16% of loss from operations.

8. We note your response to comment 8 in our letter dated April 11, 2006. In your fiscal year 2005 amended Form 10-K, please state that the $33.8 million income tax receivable relates to amended tax returns for fiscal years 1997 through 2000 and remains outstanding as those years are under audit by the IRS since fiscal year 2002.

April 2, 2006 Form 10-Q, page 5

9. We note that you have presented certain of your components as discontinued operations. It appears that you are combining the cash flows related to your discontinued operations with the cash flows from your continuing operations. As such, please include disclosure within MD&A that describes how cash flows from your discontinued operations are reflected in your consolidated statements of cash flows. If material, please quantify those cash flows. Please also describe how you expect the absence of these cash flows will impact your future liquidity and capital resources.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief